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                            JDA Software Group, Inc.
                            14400 North 87th Street
                           Scottsdale, Arizona 85260

September 3, 2004

VIA EDGAR AND OVERNIGHT COURIER
-------------------------------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  JDA Software Group, Inc.
     Registration Statement on Form S-4
     File No. 333-117674

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, JDA Software Group, Inc. (the "Company") hereby requests the withdrawal of the Company's Registration Statement on Form S-4, File No. 333-117674 (the "Registration Statement"). The Company has elected not to proceed with the Registration Statement due to a notification of termination delivered by QRS Corporation on September 2, 2004, of the Agreement and Plan of Merger dated June 17, 2004 between the Company and QRS Corporation. No offers or sales of the Company's common stock were made pursuant to the Registration Statement.

Should you have any questions regarding this matter, please contact Paul Hurdlow of Gray Cary Ware & Freidenrich at 512-457-7020, or Kristen L. Magnuson, our Chief Financial Officer at 480-308-3000.

Sincerely,

/s/ G. Michael Bridge

G. Michael Bridge
Senior Vice President and General Counsel

cc: Robert Bell, Securities and Exchange Commission
    Paul Hurdlow, Gray Cary Ware & Freidenrich LLP